

February 2, 2023

James Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

      Re: Bio-Techne Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2022
           Filed August 24, 2022
           File Number 000-17272

Dear James Hippel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Investments , page 55

1.   We note that in December 2021, you paid $25 million to enter into a forward contract that would require you to invest in and subsequently acquire Wilson Wolf Corporation in the event that certain revenue or EBITDA thresholds are met. We also note that you have accounted for this payment as a cost basis equity investment pursuant to the measurement alternative outlined in ASC 321-10-35-2. Please provide us with a detailed analysis explaining how you determined that this transaction should not be accounted for as a derivative under ASC 815.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences